Exhibit 99.10

[TRANSLATION]

June 21, 2021

IN THE MATTER OF

THE SECURITIES LEGISLATION OF

QUÉBEC AND ONTARIO

(the “Jurisdictions”)

AND

IN THE MATTER OF

THE PROCESS FOR EXEMPTIVE RELIEF APPLICATIONS

IN MULTIPLE JURISDICTIONS

AND

IN THE MATTER OF

BRP INC.

(the “Filer”)

DECISION

Background

The securities regulatory authority or regulator in each of the Jurisdictions (the “Decision Maker”) has received an application from the Filer for a decision under the securities legislation of the Jurisdictions (the “Legislation”) granting the Filer, in connection with the proposed purchase of a portion of its outstanding subordinate voting shares (the “Shares”) pursuant to an issuer bid (the “Offer”), an exemption from the following requirements (the “Exemption Sought”)

a)

the proportionate take-up requirements in Section 2.26 of Regulation 62-104 respecting Take-over Bids and Issuer Bids, CQLR c V-1.1, r 35 (“Regulation 62-104”) (the “Proportionate Take-up Requirement”);

b)

the requirements in Item 8 of Form 62-104F2 to Regulation 62-104 to provide disclosure of the proportionate take-up and payment in the issuer bid circular (the “Circular”) (the “Proportionate Take-Up Disclosure Requirement”); and

c)

the requirements in Section 2.32 of Regulation 62-104 that an issuer bid not be extended if all the terms and conditions of the issuer bid have been complied with or waived unless the Filer first takes up all securities deposited under the issuer bid and not withdrawn (the “Extension Take-Up Requirement”).

Under the Process for Exemptive Relief Applications in Multiple Jurisdictions (for a dual application):

a)	the Autorité des marchés financiers is the principal regulator for this application;

b)

the Filer has provided notice that subsection 4.7(1) of Regulation 11-102 respecting Passport System, CQLR c V-1.1, r 1 (“Regulation 11-102”) is intended to be relied upon in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Yukon, the Northwest Territories and Nunavut;

c)	the decision is the decision of the principal regulator and evidences the decision of the securities regulatory authority or regulator in Ontario.

Interpretation

Terms defined in Regulation 14-101 respecting Definitions, CQLR c V-1.1, r 3, Regulation 11-102 and Regulation 62-104 have the same meaning if used in this decision, unless otherwise defined herein.

Representations

This decision is based on the following facts represented by the Filer:

1.	The head office and registered office of the Filer are located in the Province of Québec.

2.

The Filer is a reporting issuer in each of the jurisdictions of Canada and the Filer’s Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Stock Market LLC (the “Nasdaq”). The Filer is not in default of any requirement of the securities legislation in the jurisdictions of Canada.

3.

The authorized share capital of the Filer consists of unlimited number of multiple voting shares (the “MVS”) and Shares and an unlimited number of preferred shares issuable in series. As of June 7, 2021, there were 40,098,515 Shares and 43,891,671 MVS issued and outstanding, and no preferred shares were issued and outstanding. The MVS are not listed for trading on any stock exchange. Each outstanding MVS may at any time, at the option of the holder, be converted into one Share.

4.	On June 4, 2021, the closing price of the Shares on the TSX was $96.66 and US$79.95 on the Nasdaq.

5.

As at June 7, 2021, Beaudier Inc. (“Beaudier”) and 4338618 Canada Inc. (“4338618”) beneficially owned 13,969,719 MVS and 9,312,509 MVS, respectively, which in the aggregate represented approximately 27.7% of the issued and outstanding Shares and MVS.

6.	The Filer intends to make the Offer pursuant to which it would offer to purchase that number of Shares having an aggregate purchase price of up to $350 million (the “Specified Dollar Amount”).

7.	Prior to making the Offer, the board of directors of the Filer will have determined that the Offer is in the best interests of the Filer.

8.

Holders of MVS will be entitled to participate in the Offer by depositing their MVS to the Offer. MVS deposited under the Offer will be considered as Shares (i.e. on an as-converted basis) for purposes of all calculations under the Offer. Only those MVS taken up by the Filer will be converted into Shares immediately prior to take up.

9.

The purchase price per Share will be determined by the Filer through a modified “Dutch auction” procedure in the manner described below, but will not be less than $94.00 and not more than $113.00 per Share (the “Price Range”).

10.

The Specified Dollar Amount has been determined and was announced by the Filer in a press release issued on June 15, 2021. Both the Specified Dollar Amount and the Price Range will be specified in the Circular.

11.

The Filer expects to fund the purchase of Shares pursuant to the Offer, together with the fees and expenses of the Offer, with cash on hand. In any event, the Offer will not be conditional upon the receipt of any financing.

12.	Holders of Shares and MVS (collectively, the “Shareholders”) wishing to tender to the Offer will be able to do so in one of the following ways:

a.

by making auction tenders in which the tendering Shareholders specify the number of Shares being tendered at a specified price per Share (the “Auction Price”) within the Price Range (the “Auction Tenders”);

b.

by making purchase price tenders in which the tendering Shareholders do not specify a price per Share, but rather agree to have a specified number of Shares purchased at the Purchase Price (as defined below) to be determined by the Auction Tenders (the “Purchase Price Tenders”); or

c.

by making proportionate tenders in which the tendering Shareholders agree to sell to the Filer, at the Purchase Price to be determined by the Auction Tenders, a number of Shares that will result in them maintaining their respective proportionate equity ownership in the Filer following completion of the Offer (the “Proportionate Tenders”).

13.

Shareholders may make multiple Auction Tenders but not in respect of the same Shares (i.e. Shareholders may tender different Shares at different prices but cannot tender the same Shares at different prices). Shareholders may also make an Auction Tender in respect of certain of their Shares and a Purchase Price Tender in respect of other Shares. Shareholders who make a Proportionate Tender must tender all Shares beneficially owned by them to the Offer. Shareholders who make an Auction Tender or a Purchase Price Tender may not make a Proportionate Tender and vice versa.

14.

Any Shareholder who owns fewer than 100 Shares and tenders all of such Shareholder’s Shares pursuant to an Auction Tender at or below the Purchase Price or makes a Purchase Price Tender will be considered to have made an “Odd-Lot Tender”.

15.

The Filer will determine the purchase price payable per Share (the “Purchase Price”) based on the Auction Prices and the number of Shares deposited pursuant to valid Auction Tenders and Purchase Price Tenders. The Purchase Price will be the lowest price that enables the Filer to purchase that number of Shares tendered pursuant to valid Auction Tenders and Purchase Price Tenders having an aggregate purchase price not to exceed an amount (the “Auction Tender Limit Amount”) equal to

a)	the Specified Dollar Amount, less

b)	the product of

i.	the Specified Dollar Amount, and

ii.

a fraction, the numerator of which is the aggregate number of Shares owned by Shareholders making valid Proportionate Tenders (including MVS to be converted into Shares on a one-for-one basis upon take up), and the denominator of which is the aggregate number of Shares and MVS outstanding at the time of expiry of the Offer.

16.

If the aggregate purchase price for Shares validly tendered pursuant to Auction Tenders at Auction Prices at or below the Purchase Price and Purchase Price Tenders is less than or equal to the Auction Tender Limit Amount, the Filer will purchase at the Purchase Price all Shares so deposited pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders.

17.

If the aggregate purchase price for Shares validly tendered pursuant to (i) Auction Tenders at Auction Prices at or below the Purchase Price; and (ii) Purchase Price Tenders is greater than the Auction Tender Limit Amount, then the Filer will purchase at the Purchase Price a portion of the Shares so deposited pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders, determined as follows:

a)	first, the Filer will purchase all such Shares tendered by Shareholders at or below the Purchase Price pursuant to Odd-Lot Tenders; and

b)

second, the Filer will purchase on a pro rata basis that portion of such Shares tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to:

i.	the Auction Tender Limit Amount, less

ii.	the aggregate amount paid by the Filer for Shares tendered pursuant to Odd-Lot Tenders.

18.

The Filer will purchase at the Purchase Price that portion of the Shares (including MVS converted into Shares on a one-for-one basis) deposited by Shareholders making valid Proportionate Tenders that results in the tendering Shareholders maintaining their proportionate equity ownership in the Filer following completion of the Offer.

19.

The number of Shares that the Filer will purchase pursuant to the Offer and the aggregate purchase price will vary depending on whether the aggregate purchase price payable in respect of Shares required to be purchased pursuant to Auction Tenders at Auction Prices at or below the Purchase Price and Purchase Price Tenders (the “Auction Tender Purchase Amount”) is equal to or less than the Auction Tender Limit Amount. If the Auction Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Filer will purchase Shares for an aggregate purchase price equal to the Specified Dollar Amount. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Filer will purchase proportionately fewer Shares in the aggregate, with a proportionately lower aggregate purchase price.

20.	Each of Beaudier and 4338618 has advised the Filer that it intends to make a Proportionate Tender.

21.

All Shares purchased by the Filer pursuant to the Offer (including Shares tendered at Auction Prices below the Purchase Price) will be purchased at the Purchase Price. Shareholders will receive the Purchase Price in cash. All Auction Tenders, Purchase Price Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. All payments to Shareholders will be subject to deduction of applicable withholding taxes.

22.	All Shares tendered to the Offer and not taken up will be returned to the appropriate Shareholders.

23.	The Offer is subject to the provisions of the United States regulation entitled Regulation 14E adopted under the 1934 Act (“Regulation 14E”).

24.

Until expiry of the Offer, all information about the number of Shares tendered and the prices at which the Shares are tendered will be required to be kept confidential by the depositary and the Filer until the Purchase Price has been determined.

25.	Shareholders who do not accept the Offer will continue to hold the same number of Shares as before the Offer and their proportionate Share ownership will increase following completion of the Offer.

26.

Under the Extension Take-Up Requirement contained in Section 2.32 of Regulation 62- 104, an offeror may not extend an issuer bid if all the terms and conditions of the issuer bid have been complied with or waived unless the offeror first takes up all the securities deposited and not withdrawn under the issuer bid. Under Regulation 14E, the Filer must promptly pay for all securities deposited pursuant to the Offer at the time of expiry of the Offer. Regulation 14E does not allow the Filer to extend the Offer after having taken up and paid for securities deposited pursuant to the Offer. However, notwithstanding Section 2.32 of Regulation 62-104, the Filer may, in connection with the Offer, elect to extend the Offer without first taking up all the Shares deposited and not withdrawn under the Offer if the aggregate purchase price for Shares validly tendered pursuant to Auction Tenders at Auction Prices at or below the Purchase Price and Purchase Price Tenders is less than the Auction Tender Limit Amount.

27.

The Filer intends to rely on the exemption from the formal valuation requirements applicable to issuer bids under Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions, CQLR c V-1.1, r 33 (“Regulation 61-101”) set out in subsection 3.4(b) of Regulation 61-101 (the “Liquid Market Exemption”).

28.

There will be a “liquid market” for the Shares, as such term is defined in Regulation 61-101, as of the date of the making of the Offer because the test in paragraph 1.2(1)(a) of Regulation 61-101 will be satisfied. ln addition, an opinion will be voluntarily sought by the Filer in accordance with Section 1.2 of Regulation 61-101 confirming that a liquid market exists for the Shares as of the date of the making of the Offer and such opinion will be included in the Circular (the “Liquidity Opinion”).

29.	Based on the maximum number of Shares that may be purchased under the Offer, as of the date of the Offer, it will be reasonable to conclude (and the Liquidity Opinion will provide that it will be reasonable to conclude) that, following the completion of the Offer in accordance with its terms, there will be a market for holders of the Shares who do not tender to the Offer that is not materially less “liquid”, as such term is defined in Regulation 61-101, than the market that existed at the time of the making of the Offer.

30.	The Filer will disclose in the Circular relating to the Offer the following information:

a)	the mechanics for the take-up of and payment for Shares as described herein;

b)

that, by tendering Shares at the lowest price in the Price Range under an Auction Tender or by tendering Shares under a Purchase Price Tender or a Proportionate Tender, a Shareholder can reasonably expect that the Shares so tendered will be purchased at the Purchase Price, subject to proration and other terms of the Offer as specified herein;

c)	that the Filer has filed for an exemption from the Proportionate Take-Up Requirement, the Proportionate Take-Up Disclosure Requirement and the Extension Take-Up Requirement;

d)	the manner in which an extension of the Offer will be communicated to Shareholders;

e)	that Shares deposited pursuant to the Offer may be withdrawn at any time prior to the expiry of the Offer;

f)	as applicable, the name each Shareholder that has advised the Filer that it intends to make a Proportionate Tender;

g)	the facts supporting the Filer’s reliance on the Liquid Market Exemption, including the Liquidity Opinion; and

h)	except to the extent exemptive relief is granted further to the Exemption Sought, the disclosure prescribed by applicable securities laws for issuer bids.

Decision

Each of the Decision Makers is satisfied that the decision meets the test set out in the Legislation for the Decision Maker to make the decision.

The decision of the Decision Makers under the Legislation is that the Exemption Sought is granted provided that:

a)	the Filer takes up Shares deposited pursuant to the Offer and not withdrawn and pays for such Shares, in each case, in the manner described herein;

b)	the Filer is eligible to rely on the Liquid Market Exemption; and

c)	the Filer complies with the requirements of Regulation 14E.